August 22, 2007

Irwin Rapoport
Wellentech Services, Inc.
7415 Sherbrooke St. West, #1
Montreal, Quebec H4B 1S2

Re: Wellentech Services, Inc.
Amendment No. 3 to Form SB-2
Filed on July 24, 2007
File No. 333-140236

Dear Mr. Rapoport:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Facing Page

1.   We note your response to comment 2. As previously noted in our comment letter dated February 16, 2007, given that there is no market for your shares your reliance on Rule 457(c) in calculating the registration fee appears to be inappropriate. Please revise or advise.

Management's Discussion and Analysis or Plan of Operation, page 18

2.   We note you do not provide a discussion of material changes in the results of operations
        from the three months ended March 31, 2006 to the three months ended March 31, 2007.
        Please amend your filing to include this discussion. Reference is made to Item 303(b)(2)
        of Regulation S-B.

Financial Statements, pages F-3 and F-4

3.   We note you do not provide financial information for the three months ended March 31,
        2006 on your Statements of Operations or your Statements of Cash Flows. Please amend
        your filing to include this information. Reference is made to Item 310(b) of Regulation
        S-B.

Report of Independent Registered Public Accounting Firm, pages F-9 and F-10

4.   We note you include opinions and consents from your external auditors, which do not
        appear to be signed by your external auditors, except for the consent at exhibit 23.1.
        Please amend your filing to include evidence that their opinions and consents are signed.

Legal Opinion

5.   The opinion states that the registration statement pertains to 3,415,000 shares of common
        stock. However, the registration statement pertains to 3,425,000 shares of common
        stock. Please provide a revised legal opinion that states the registration statement
        pertains to 3,425,000 shares of common stock.

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration
statement as a confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of
1934 as they relate to the proposed public offering of the securities specified in the above
registration statement. We will act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.

Irwin Rapoport
Wellentech Services, Inc.
August 22, 2007
Page 3

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Monick, Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Gregg Jaclin, Esq.